Exhibit 99.1

Lixiang Education to Hold Annual General Meeting on May 28, 2021

LISHUI, China, April 22, 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (“Lixiang” or the “Company”), a prestigious private primary and secondary education service provider in China, today announced that it will hold an annual general meeting of shareholders (the “AGM”) at No. 467, Chengbei Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China at 10:00 a.m. (Beijing Time) on May 28, 2021.

Shareholders listed in the register of members of the Company at the close of business on April 23, 2021 (Cayman Islands Time) are entitled to receive notice of, attend and vote at, the AGM or at any adjournment that may take place. Holders of the Company’s American Depositary Shares (“ADSs”) at the close of business (New York Time) on April 23, 2021 who wish to exercise their voting rights for the underlying ordinary shares which are represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Copies of the notice of AGM, which sets forth the resolutions to be proposed to and voted upon by the shareholders, and the proxy statement are available, and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 will be available in due course, on the Investor Relations section of the Company’s website at www.lixiangeh.com and on the SEC’s website at www.sec.gov.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

For investor inquiries, please contact:

Siyi Ye

Tel: +86-0578-2267142

Email: irlxeh@lsmxyj.com